                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D
                                 (Rule 13d-101)

           INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO 13d-2(a)

                           LONE STAR INDUSTRIES, INC.
                                (Name of Issuer)

                         COMMON STOCK, $1.00 PAR VALUE
                         (Title of Class of Securities)

                                   542290 408
                                 (CUSIP Number)

                                DR. PETER ROHDE
                                 PETER STEINER
                         DYCKERHOFF AKTIENGESELLSCHAFT
                             BIEBRICHER STRASSE 69
                            65203 WIESBADEN, GERMANY
                                49 (0611) 676-0

          (Name, Address and Telephone Number of Person Authorized to
                      Receive Notices and Communications)

                                With a Copy to:

                                THOMAS A. RALPH
                               WILLIAM G. LAWLOR
                                PETER D. CRIPPS
                             DECHERT PRICE & RHOADS
                            4000 BELL ATLANTIC TOWER
                                1717 ARCH STREET
                       PHILADELPHIA, PENNSYLVANIA  19103
                                 (215) 994-4000

                               September 2, 1999
            (Date of Event which Requires Filing of this Statement)

          If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box / /.

          Note: Six copies of this Statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                  SCHEDULE 13D


--------------------------------------------------------------------------------
CUSIP NO. 542290 408                                       Page 1 of 11 Pages
--------------------------------------------------------------------------------

1  NAMES OF REPORTING PERSONS
   I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

   DYCKERHOFF AKTIENGESELLSCHAFT
--------------------------------------------------------------------------------
2  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*    (a) /  /
                                                        (b) /  /
--------------------------------------------------------------------------------
3  SEC USE ONLY
--------------------------------------------------------------------------------
4  SOURCE OF FUNDS*
   BK
--------------------------------------------------------------------------------
5  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
   REQUIRED PURSUANT TO ITEMS  2(d) OR 2(e)                    /  /
--------------------------------------------------------------------------------
6  CITIZENSHIP OR PLACE OF ORGANIZATION

   Germany
--------------------------------------------------------------------------------
   NUMBER OF                                   7  SOLE VOTING POWER
    SHARES
  BENEFICIALLY                                    0
    OWNED BY                               -------------------------------------
     EACH
   REPORTING                                   8  SHARED VOTING POWER
  PERSON WITH
                                                  1,320,870**
                                           -------------------------------------

                                               9  SOLE DISPOSITIVE POWER

                                                  0
                                           -------------------------------------
                                              10  SHARED DISPOSITIVE POWER

                                                  1,320,870**
--------------------------------------------------------------------------------
11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

    1,320,870**
--------------------------------------------------------------------------------
12  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
    SHARES*                                            /   /
--------------------------------------------------------------------------------

13  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

    6.8%**
--------------------------------------------------------------------------------
14  TYPE OF REPORTING PERSON*

    CO
--------------------------------------------------------------------------------
     ** See the "Introduction" and Section 12 of the Offer to Purchase, incorporated herein by reference, for a description of the Tender Agreement dated September 2, 1999, by and among Dyckerhoff Aktiengesellschaft, Level Acquisition Corp. and certain stockholders of Lone Star Industries, Inc.

                                  SCHEDULE 13D

--------------------------------------------------------------------------------
CUSIP NO. 542290 408                                 Page 3 of 11 Pages
--------------------------------------------------------------------------------
1  NAMES OF REPORTING PERSONS
   I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

   LEVEL ACQUISITION CORP.

   I.R.S. ID NO. 52-2189300
--------------------------------------------------------------------------------
2  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*        (a)  /  /
                                                            (b) /  /
--------------------------------------------------------------------------------
3  SEC USE ONLY
--------------------------------------------------------------------------------
4  SOURCE OF FUNDS*

   BK
--------------------------------------------------------------------------------
5  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS
   IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)                  /   /
--------------------------------------------------------------------------------
6  CITIZENSHIP OR PLACE OF ORGANIZATION

   Delaware
--------------------------------------------------------------------------------
   NUMBER OF                      7  SOLE VOTING POWER
    SHARES
 BENEFICIALLY                        0
   OWNED BY                       ----------------------------------------------
     EACH
   REPORTING                      8  SHARED VOTING POWER
  PERSON WITH
                                     1,320,870**
                                  ----------------------------------------------

                                  9  SOLE DISPOSITIVE POWER

                                     0
                                  ---------------------------------------------

                                  10 SHARED DISPOSITIVE POWER

                                     1,320,870**
--------------------------------------------------------------------------------

11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

    1,320,870**
--------------------------------------------------------------------------------

12  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN

     SHARES*                                        /   /
--------------------------------------------------------------------------------
13  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

    6.8%**
--------------------------------------------------------------------------------
14  TYPE OF REPORTING PERSON*

    CO
--------------------------------------------------------------------------------
     ** See the "Introduction" and Section 12 of the Offer to Purchase, incorporated herein by reference, for a description of the Tender Agreement dated September 2, 1999, by and among Dyckerhoff Aktiengesellschaft, Level Acquisition Corp. and certain stockholders of Lone Star Industries, Inc.

                                  SCHEDULE 13D

     This statement on Schedule 13D (this "Statement") relates to the offer by Level Acquisition Corp., a Delaware corporation ("Purchaser") and an indirect wholly owned subsidiary of Dyckerhoff Aktiengesellschaft, a corporation formed under the laws of the Federal Republic of Germany ("Parent"), to purchase (i) all of the outstanding shares of common stock, par value $1.00 per share (the "Shares"), of Lone Star Industries, Inc., a Delaware corporation (the "Company"), together with the associated rights to purchase common stock issued pursuant to the Rights Agreement, dated as of November 10, 1994 by and between the Company and Chemical Bank, as Rights Agent, at a price of $50.00 per Share, net to the seller in cash, without interest thereon, and (ii) all of the outstanding Common Stock Purchase Warrants (the "Warrants"), each representing the right to purchase two Shares at an exercise price of $18.75 per Warrant (or $9.375 per Share), issued pursuant to the Warrant Agreement dated as of April 13, 1994 between the Company and Chemical Bank, as Warrant Agent, for $81.25 per Warrant, net to the seller in cash, without interest thereon, upon the terms and subject to the conditions set forth in the Offer to Purchase dated September 3, 1999 (the "Offer to Purchase"), a copy of which is filed herewith as Exhibit
(2), and in the related Letters of Transmittal, copies of which are filed herewith as Exhibits (3) and (4) (the Offer to Purchase and the Letters of Transmittal, as amended or supplemented from time to time, together constitute the "Offer").

ITEM 1.    SECURITY AND ISSUER.

          This Statement on Schedule 13D relates to the Shares. The Company's principal executive offices are at 300 First Stamford Place, Stamford, CT 06912-0014. The information set forth in the "Introduction" of the Offer to Purchase and Schedule I to the Offer to Purchase is incorporated herein by reference.

ITEM 2.    IDENTITY AND BACKGROUND.

          This Statement is being filed by Purchaser and Parent. The information set forth in the "Introduction," "Certain Information Concerning Parent and Purchaser" and Schedule I of the Offer to Purchase is incorporated herein by reference. The name, business address, present principal occupation or employment, the material occupations, positions, offices or employments for the past five years and citizenship of each member of the Supervisory Board or Board of Management and each executive officer of Parent and each director and executive officer of Purchaser and the name, principal business and address of any corporation or other organization in which such occupations, positions, offices and employments are or were carried on are set forth in Schedule I to the Offer to Purchase and incorporated herein by reference.

          During the last five years, neither Purchaser nor Parent nor, to the best knowledge of Purchaser and Parent, any of the persons referred to in Sections 1, 2 and 3 of Schedule I (i) have been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which any such person was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting activities subject to, federal or state securities laws or finding any violation of such laws.

ITEM 3.    SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

          The information set forth in the "Introduction" and "Sources and Amount of Funds" of the Offer to Purchase is incorporated herein by reference.

ITEM 4.   PURPOSE OF TRANSACTION.

          The information set forth in the "Introduction," "Purpose of the Offer and the Merger; the Merger Agreement and Certain Other Agreements," "Plans for the Company; Other Matters," "Effect of the Offer on the Market for the Securities; Stock Exchange Listing; Exchange Act Registration; Margin Regulations" and "Dividends and Distributions" of the Offer to Purchase is incorporated herein by reference.

ITEM 5.   INTEREST IN SECURITIES OF THE ISSUER.

          The information set forth in the "Introduction," "Certain Information Concerning Parent and Purchaser," "Purpose of the Offer and the Merger; the Merger Agreement and Certain Other Agreements" and "Background of the Offer; Contacts with the Company" of the Offer to Purchase is incorporated herein by reference.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

          The information set forth in the "Introduction," "Sources and Amount of Funds," "Background of the Offer; Contacts with the Company," "Purpose of the Offer and the Merger; the Merger Agreement and Certain Other Agreements," "Plans for the Company; Other Matters" and "Fees and Expenses" of the Offer to Purchase is incorporated herein by reference.

ITEM 7.    MATERIAL TO BE FILED AS EXHIBITS.

(1)  Filing Agreement, dated September 3, 1999.

(2)  Offer to Purchase, dated September 3, 1999.*

(3)  Letter of Transmittal to Tender Shares of Common Stock.*

(4)  Letter of Transmittal to Tender Warrants to Purchase Common Stock.*

(5)  Notice of Guaranteed Delivery.*

(6) Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.*

(7) Letter to Clients for use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.*

(8) Guidelines for Certification of Taxpayer Identification Number on Substitute Form W-9.*

(9)  Press Release dated September 2, 1999.*

(10) Summary Advertisement.*

(11) Term Loan Facilities Agreement, dated as of September 1, 1999, by and among Parent, Purchaser, Deutsche Bank AG and Dresdner Bank AG.*

(12) Agreement and Plan of Merger, dated as of September 2, 1999, by and among Parent, Purchaser and the Company.*

(13) Confidentiality Agreement, dated as of July 8, 1999, by and among Parent, Dyckerhoff, Inc. and the Company.*

(14) Tender Agreement, dated as of September 2, 1999, by and among Parent, Purchaser and certain stockholders of the Company.*

* Incorporated by reference to the Schedule 14D-1 filed the date hereof by the Parent and Purchaser.

                                   SIGNATURES

          After reasonable inquiry and to the best of their knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct. In executing this statement, the undersigned agree, to the extent required by Rule 13d-1(f), that this statement is being filed on behalf of each of the reporting persons herein.

Dated:  September 3, 1999

                              DYCKERHOFF AKTIENGESELLSCHAFT

                                      /s/ Peter Steiner
                              By: _________________________________________
                                  Name: Peter Steiner
                                  Title:  Chief Financial Officer

                                      /s/ Luis Rauch
                              By: _________________________________________
                                  Name: Luis Rauch
                                  Title:  Treasurer


                              LEVEL ACQUISITION CORP.

                                       /s/ Felix Pardo
                              By: __________________________________________
                                  Name:  Felix Pardo
                                  Title:  President, Treasurer and Secretary

                                 EXHIBIT INDEX



No.  Description
---  -----------

(1)  Filing Agreement, dated September 3, 1999.

(2)  Offer to Purchase, dated September 3, 1999.*

(3)  Letter of Transmittal to Tender Shares of Common Stock.*

(4)  Letter of Transmittal to Tender Warrants to Purchase Common Stock.*

(5)  Notice of Guaranteed Delivery.*

(6) Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.*

(7) Letter to Clients for use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.*

(8) Guidelines for Certification of Taxpayer Identification Number on Substitute Form W-9.*

(9)  Press Release dated September 2, 1999.*

(10) Summary Advertisement.*

(11) Term Loan Facilities Agreement, dated as of September 1, 1999, by and among Parent, Purchaser, Deutsche Bank AG and Dresdner Bank AG.*

(12) Agreement and Plan of Merger, dated as of September 2, 1999, by and among Parent, Purchaser and the Company.*

(13) Confidentiality Agreement, dated as of July 8, 1999, by and among Parent, Dyckerhoff, Inc. and the Company.*

(14) Tender Agreement, dated as of September 2, 1999, by and among Parent, Purchaser and certain stockholders of the Company.*

* Incorporated by reference to the Schedule 14D-1 filed the date hereof by the Parent and Purchaser.